EXHIBIT 20.1

                                   N O T I C E

TO:      HOLDERS OF SENIOR NOTES TENDERED
         TO CHATWINS GROUP, INC.

FROM:    Chatwins Group, Inc.

DATE:    June 2, 1999

RE:      Notice of Request to Withdraw Tendered Securities

            Capitalized terms used herein but not otherwise defined shall have the respective meanings ascribed to them in the Indenture, dated as of May 1, 1993, between Chatwins Group, Inc. (the "Company") and State Street Bank and Trust Company, as successor Trustee to The First National Bank of Boston (the "Trustee"), as amended (the "Indenture").

PURCHASE OFFER

            On May 12, 1999, the Company delivered a Notice (the "Purchase Offer Notice") to Securityholders in accordance with its obligations under Section
3.09 of the Indenture pursuant to which the Company made an offer to purchase (the "Purchase Offer") on June 1, 1999 50% of the originally issued principal amount of the Company's 13% Senior Notes due 2003 (the "Securities").

            The Company advised you in the Purchase Offer Notice that it would likely not have sufficient liquidity to consummate the Purchase Offer if more than $2 million worth of Securities were tendered pursuant to the Purchase Offer. The time within which the Purchase Offer could be accepted by Securityholders expired at 5:00 p.m. Eastern Daylight time on June 1, 1999. A total of $24,121,000.00 principal amount of Securities have accepted the Purchase Offer (the "Tendered Securities"). Pursuant to the Third Supplemental Indenture, dated as of May 28, 1999, executed by the Company and the Trustee pursuant to Section 9.01(1) of the Indenture (the "Third Supplemental Indenture"), the purchase price for the Tendered Securities is payable to the Trustee for delivery to the holders of Tendered Securities ("Tendering Securityholders") on June 7, 1999. (A notice further describing the Third Supplemental Indenture is being sent to you separately).

WITHDRAWAL FEE

            This Notice is to inform you that, as permitted by the Indenture, the Company is offering to pay Tendering Securityholders a fee (the "Withdrawal Fee") equal to two percent (2%) of the principal amount of the Tendered Securities in respect of
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which Tendering Securityholders agree to withdraw their election to tender. To be effective, the election to withdraw the tender of Tendered Securities must be effected by 9:30 a.m. Eastern Daylight Time on June 7, 1999 in the manner provided herein (a "Withdrawal").

THIRD PARTY PURCHASE OFFER

            This Notice further informs you that, pursuant to an Agreement (the "Agreement"), dated May 28, 1999, between the Company and Contrarian Capital Management, LLC as agent for certain entities (collectively, "Contrarian"), Contrarian has agreed to purchase Tendered Securities from all Tendering Securityholders who do not wish to elect a Withdrawal. Contrarian has agreed to acquire such Tendered Securities for the same price payable by the Company under the Purchase Offer. Contrarian has already elected a Withdrawal of all Tendered Securities it acquires, if any, and will receive the Withdrawal Fee in respect of the Tendered Securities so acquired and withdrawn.

POSSIBLE ASSET SALE

            The Company wishes to advise you that it has executed a non-binding letter of intent (the "Letter of Intent") with a third party for the sale of substantially all of the assets of the Company's Klemp division for approximately $35 million (the "Asset Sale"). Consummation of the Asset Sale is subject to various conditions including due diligence, the execution of a definitive agreement and the purchaser's arrangement of the necessary financing. Therefore, there can be no assurances that the Company will execute a definitive agreement for the Asset Sale or that the Asset Sale will be consummated.

ACTION REQUESTED OF PARTICIPANTS

            The Company wishes to further advise you that if it does not receive by 9:30 a.m. Eastern Daylight Time on June 7, 1999 Withdrawals for the full $24,121,000.00 of Tendered Securities, either from Tendering Securityholders or from Contrarian as a purchaser of Tendered Securities, the Company does not expect to consummate any of the purchases contemplated by the Purchase Offer whereupon an Event of Default would arise under the Indenture. The Company therefore urges all Tendering Securityholders to either elect a Withdrawal or effect a sale of their Tendered Securities to Contrarian.

Withdrawal Fee

            All Tendering Securityholders of record at 5:00 p.m. Eastern
Daylight Time on June 1, 1999 are entitled under the Indenture to agree to the Withdrawal solicited herein. The Tendered Securities are represented by a Global Security deposited with The Depository Trust Company ("DTC"). As was the case in respect of the Purchase Offer, Tendering Securityholders may elect a Withdrawal through DTC.
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            If you are a Tendering Securityholder and wish to elect a Withdrawal of your Tendered Securities in consideration of receiving the Withdrawal Fee, please indicate your consent and agreement by (i) notifying DTC of the principal amount of Tendered Securities previously tendered by you in respect of which you wish to elect a Withdrawal and receive a Withdrawal Fee or (ii) completing the attached form entitled "Withdrawal of Election to Tender" (the "Withdrawal
Form") and returning the executed Withdrawal Form to the Company via facsimile at (412)885-5512 (Attention: Russell S. Carolus). (For Tendering Securityholders electing Withdrawals through DTC pursuant to clause (i) above, the Withdrawal
Fee will be payable by the Company through the Trustee.)

            If you do not have the independent authority to agree in respect of the Tendered Securities you hold as a Participant at DTC you should distribute to your customers or affiliates a copy of this Notice and obtain from them whatever authorization you require in respect of such agreement.

Purchase by Contrarian

            If you are a Tendering Holder and wish to have your Tendered Securities acquired by Contrarian for the same price payable in cash by the Company under the Purchase Offer, you should contact Contrarian by contacting Russell S. Carolus, Vice President of the Company or John M. Froehlich, Chief Financial Officer of the Company by telephone at (412)885-5501 or by facsimile at (412)885-5512.

            If you have any questions regarding this Notice, please contact Russell S. Carolus, Vice President of the Company or John M. Froehlich, Chief Financial Officer of the Company at (412)885-5501.

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This notice contains certain forward looking statements made pursuant to the
U.S. Private Securities Litigation Reform Act of 1995. In particular, statements with regard to the Company's intentions with respect to consummation of the Purchase Offer, an Event of Default under the Indenture and the Asset Sale are forward looking in nature. By their nature forward looking statements involve risks and uncertainties that could cause actual results to differ materially from those expressed or implied by the forward looking statements. Information and factors that could cause actual results to differ materially in addition to those discussed in this notice are included in the Company's Form 10-K for the year ended December 31, 1998 which is on file with the U.S. Securities and Exchange Commission. The forward looking statements included in this notice represent the Company's best judgment as of the date hereof based in part on preliminary information and discussions with third parties and certain assumptions which management believes to be reasonable. The Company disclaims any obligation to update these forward looking statements.

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